Exhibit 1

NOTICE OF ANNUAL GENERAL MEETING 2004

15 June 2004

Dear Shareholder,

RINKER’S ANNUAL GENERAL MEETING

It gives me pleasure to invite you to attend Rinker’s annual general meeting (AGM), to be held at: the Westin Hotel, 1 Martin Place, Sydney, at 10.00 am on Tuesday 20 July 2004.

On the opposite page is a notice of meeting detailing the business to be dealt with at the AGM.

If you choose to attend the meeting, please bring the attached proxy form with you to facilitate registration into the AGM.

If you do not plan to attend the AGM, you are encouraged to appoint a person to attend and vote on your behalf as your proxy by completing and returning the enclosed proxy form in the envelope provided.

Instructions on how to appoint a proxy are detailed on the back of the proxy form.  Note that you may appoint the chairman of the meeting as your proxy.  Proxy forms must be received by 10.00 am Sydney time Sunday 18 July 2004 to be valid for the meeting.  Your proxy may be returned by mail or you may fax it to +61 (2) 8235 8220.

The full AGM will be webcast live on the internet at www.rinkergroup.com and will be archived on this site for later viewing.  Also available on Rinker’s internet site are:

•      a link to register your e-mail address to receive shareholder information electronically;

•      Rinker’s Concise Annual Report and its Full Financial Report for the year ended 31 March 2004;

•      a link to standard shareholder forms, including a change of address advice, direct dividend advice, and a request to consolidate holdings; and

•      copies of news releases and financial presentations.

I look forward to seeing you at the AGM.

Yours sincerely

/s/ John Morschel

John Morschel
CHAIRMAN

Rinker Group Limited ABN 53 003 433 118

Level 8, Tower B, 799 Pacific Highway

Chatswood, NSW 2067, Australia

Telephone +61 (2) 9412 6600 Facsimile +61 (2) 9412 6611

E-mail investorrelations@rinker.com.au

The annual general meeting of Rinker Group Limited
(ABN 53 003 433 118) (Rinker) will be held in:

The Ballroom
Westin Hotel
1 Martin Place
Sydney
10:00am
Tuesday, 20 July 2004

ORDINARY BUSINESS

1.     TO RECEIVE AND CONSIDER the financial report and the reports of the directors and of the auditor for the financial year ended 31 March 2004.

2.     TO ADOPT the Remuneration Report for the year ended 31 March 2004.  Note – the vote on this resolution is advisory only and does not bind the directors or the company.

3.     TO ELECT DIRECTORS

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

(a)   That John Morschel, who will retire at the close of the meeting in accordance with clause 56 of the company’s constitution, be re-elected as a director of the company.

(b)   That John Ingram, who will retire at the close of the meeting in accordance with clause 54 of the company’s constitution, be elected as a director of the company.

Separate resolutions will be considered in respect of each of the above directors.

SPECIAL BUSINESS

4.     TO INCREASE THE MAXIMUM AGGREGATE REMUNERATION OF NON-EXECUTIVE DIRECTORS

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That, with effect from the financial year commencing 1 April 2004, the aggregate maximum sum available for remuneration of non-executive directors is increased by A$400,000 per year to A$1,250,000 per year.’

VOTING ON ITEM 4 – votes to be excluded:

Rinker will disregard any votes cast on Item 4 by a director of Rinker or by any associate of a director of Rinker.

However, Rinker need not disregard a vote if:

•      it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•      it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY NOTES

ITEM 1 – RECEIVE AND CONSIDER THE FINANCIAL AND OTHER REPORTS

This item is self-explanatory.  It is intended to provide an opportunity for shareholders to raise questions on the reports themselves and on the performance of the company generally.

The board recommends that shareholders vote in favour of Item 1.

ITEM 2 – ADOPTION OF REMUNERATION REPORT

Rinker’s board is sensitive to current shareholder sentiment and concern in connection with corporate remuneration practices generally and recognises the likely direction of future legislation.  In response to this, the board is voluntarily submitting its Remuneration Report to shareholders for consideration and adoption by way of non-binding resolution.

The Remuneration Report is set out on pages 33-39 of Rinker’s 2004 Concise Annual Report.  It is also available on Rinker’s internet site (www.rinkergroup.com).  The report:

•      explains the structure of, and rationale behind, Rinker’s remuneration practices and the link between the remuneration of employees and Rinker’s performance;

•      sets out remuneration details for each director and for each member of Rinker’s senior executive management team;

•      makes clear that the basis for remunerating non-executive directors is distinct from the basis for remunerating executives, including executive directors; and

•      explains that benefits under the former retirement benefit plan for non-executive directors have been frozen.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The board recommends that shareholders vote in favour of Item 2.

ITEM 3 – ELECTION OF DIRECTORS

INFORMATION ABOUT DIRECTORS WHO HAVE NOMINATED FOR ELECTION.

(a) John Morschel
DipQS, FAIM, age 60
Chairman.  Independent, non-executive director.

Joined the Rinker board, and was elected chairman, on 3 February 2003.  Prior to the demerger of Rinker from CSR Limited (CSR), John had been a member of the CSR board since 1996 and chairman since 2001.  John is a director of Rio Tinto plc, Rio Tinto Limited, Singapore Telecommunications Limited and Tenix Pty Limited.  A former managing director of Lend Lease Corporation Limited, he has particular experience in the building and construction and finance industries.  John is chairman of Rinker’s Nominations Committee and a member of Rinker’s Safety, Health & Environment Committee.  Resides in Sydney.

If re-elected, John will continue as a director and be subject to retirement by rotation under Rinker’s constitution.

(b) John Ingram
FCPA, age 62.
Independent, non-executive director.

Joined the Rinker board on 1 October 2003.  John is chairman of Wattyl Limited and Nick Scali Limited and a director of United Group Limited and Savings Australia Pty Ltd (Superannuation Trust of Australia).  John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited.  John is chairman of Rinker’s Remuneration & Human Resources Committee and is a member of Rinker’s Audit Committee and its Nominations Committee.  Resides in Sydney.

John was appointed as a director by the board on 1 October 2003 and his continued office is therefore subject to election by shareholders.  If elected, John will continue as a director and be subject to retirement by rotation under Rinker’s constitution.

The board (in each case, in the absence of the relevant director) recommends that shareholders vote in favour of the re-election of John Morschel and the election of John Ingram.

ITEM 4 – INCREASE MAXIMUM AGGREGATE REMUNERATION OF NON-EXECUTIVE DIRECTORS

The increase is being sought because:

(a)   the board wishes to bring its remuneration practices for non-executive directors into line with the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (ASX Corporate Governance Council Guidelines), by:

(i)    ceasing the practice of non-executive directors accruing retirement benefits; and

(ii)   remunerating non-executive directors only by way of fees (with the total amount of fees to be paid to non-executive directors approved by shareholders);

(b)   the board wishes to provide future flexibility to increase the size of the board, if and when appropriate, for succession planning purposes; and

(c)   the board wishes to allow for some future increases in fees to maintain market competitiveness and to reflect increasing demands on non-executive directors.

As stated in last year’s Directors’ Report, Rinker’s non-executive directors (other than John Ingram, who joined the board on 1 October 2003) were, prior to Rinker’s demerger from CSR, previously non-executive directors of either CSR or Rinker’s US subsidiary, Rinker Materials Corporation (Rinker Materials).  They were entitled to retirement benefits under those companies’ non-executive directors’ retirement plans.  Those plans provided for payment on retirement of a maximum amount equal to a director’s last three years remuneration after five years of service (pro rata for a lesser period).

At the time of the demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan.  In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from 31 March 2004.

The retirement benefits plan provided benefits that were permitted under the Corporations Act 2001 without the approval of shareholders.  As at 31 March 2004 when the benefits were frozen, a total of A$1,362,384 had been accrued under the plan in respect of non-executive directors’ service at CSR, Rinker Materials and Rinker as follows:

NON-EXECUTIVE DIRECTOR	ACCRUED BENEFIT AS AT 31 MARCH 2004 A$
John Arthur	$133,919
Marshall Criser	$419,329
John Morschel	$661,260
Walter Revell	$147,876
Total	$1,362,384

The board requested an independent review of Rinker’s non-executive directors’ fees to be undertaken, taking particular account of the fact that no further retirement benefits would accrue to directors when comparing Rinker’s non-executive directors’ fees with those of comparable companies.  The review recommended that fees be increased by 30-35% to compensate for the lack of future retirement benefits.  The review then found that after applying this increase, Rinker’s fees would still have been low relative to the directors’ fees paid by a selection of companies comparable in size and scope of operations to Rinker.  Accordingly, a further, smaller, increase was recommended to maintain Rinker’s competitiveness in the market.

On the basis of the independent review, the board, on the recommendation of the Remuneration & Human Resources Committee, approved an increase in base fees to A$110,000 (previously A$80,000), with the Chairman’s fee to be A$300,000 (previously A$240,000) and the Deputy Chairman’s fee A$220,000 (previously A$170,000).

On the same basis, the board approved an increase in base committee fees to A$12,000 in the case of the Audit Committee (A$18,000 for the committee chair) and A$8,000 in the case of both the Safety, Health & Environment Committee and the Remuneration & Human Resources Committee (the fees for those committee chairs remain unchanged).  Before the increase, base committee fees for each of the above committees were A$6,000, with the committee chairs receiving A$12,000.  No fees are payable for membership of the Nominations Committee.  Neither the Chairman nor the Deputy Chairman will receive committee fees.

The increased fees took effect from 1 April 2004.

Consistent with the freezing of retirement benefits, these new fees will now be inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances).  Rinker will also take those contributions into account in calculating the maximum aggregate remuneration that can be paid to non-executive directors, even though Rinker’s constitution excludes those contributions.

Although the increased fees can be paid between 1 April and the date of the 2004 annual general meeting within the current maximum of A$850,000 per year, an increase in that maximum will be necessary to maintain the increased fees on an annual basis.

The independent review found that a limit on maximum aggregate remuneration of non-executive directors of A$1,250,000 would be consistent with other companies that are comparable in size and scope of operations to Rinker.

If the resolution is passed, shareholders will have approved an increase in the non-executive directors’ remuneration for the purposes of clause 58 of Rinker’s constitution and the ASX Listing Rules.

Because each non-executive director has an interest in this matter, the board does not believe it is appropriate to make are commendation to shareholders in relation to voting on Item 4.

/s/ Peter Abraham
Peter Abraham
GENERAL COUNSEL AND COMPANY SECREARY
15 June 2004

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purposes of the meeting, shares will be taken to be held by the persons who are registered as members as at 10.00 am Sydney time on 18 July 2004.

PROXIES

If you are a member entitled to attend and vote, you are entitled to appoint one or two proxies.  Where two proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes.  A proxy need not be a member of Rinker.

If you want to appoint one proxy, please use the form provided.  If you want to appoint two proxies, please follow the instructions in point four on the reverse side of the proxy form.

Rinker’s constitution provides that, on a show of hands, every person present and qualified to vote shall have one vote.  If you appoint one proxy, that proxy may vote on a show of hands, but if you appoint two proxies, neither proxy may vote on a show of hands.

If you appoint a proxy who is also a member or is also a proxy for another member, your directions may not be effective on a show of hands.  But your directions will be effective if a poll is required and your proxy votes.

To be effective, the proxy form must be received by Computershare Investor Services, at the address or facsimile number below, or by Rinker at our registered office, Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW, not later than 10:00am Sydney time on 18 July 2004.

ADMISSION TO MEETING

Members who will be attending the meeting and who will not be appointing a proxy, are asked to bring the proxy form to the meeting to help speed admission.

Members who do not plan to attend the meeting are encouraged to complete and return the proxy form for each of their holdings of Rinker shares.

A replacement proxy form may be obtained from Rinker’s external share registrar:

Computershare Investor Services

Telephone	1800 030 202
International	+ 61 (3) 9415 4086
Facsimile	(02) 8234 5050
International	+ 61 (2) 8234 5050
E-mail: web.queries@computershare.com.au

QUESTIONS AND COMMENTS BY MEMBERS AT THE MEETING

In accordance with the Corporations Act 2001, a reasonable opportunity will be given to members – as a whole – to ask questions about or make comments on the management of Rinker at the meeting.  Similarly, a reasonable opportunity will also be given to members – as a whole – to ask the auditor, or their representative, questions relevant to the conduct of the audit and the preparation and content of the auditor’s report.